Mr. Edwin S. Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561

May 18, 2010

Mr. Kim:

Set forth below is our response to the Commission’s comment given by letter, File No. 001-31314, dated May 13, 2010 regarding our Form 10-K for the year ended January 30, 2010.  I have included the comment from that letter along with our response.  Our response appears immediately below the comment:

Staff Comment - Exhibits, page 54:

Staff’s comment – We note that Exhibit 10.7 does not include the exhibits referenced on page xii of your Second Amendment and Restated Loan and Security Agreement with Bank of America. Please file this agreement in its entirety and with all exhibits and attachments with your next periodic report as required by Item 601 (b)(10) of regulation S-K, or advise. In addition, please file an executed copy of the agreement with your next periodic report.

Response – We acknowledge the staff’s comment. We will file an executed copy of the Second Amendment and Restated Loan and Security Agreement with Bank of America in its entirety and with all exhibits and attachments with our Form 10Q for the first quarter ended May 1, 2010.

In addition, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael J. Cunningham
Michael J. Cunningham
President – Chief Financial Officer

CC:        Mindy C Meads, Co CEO, and
Thomas P. Johnson, Co-CEO
Edward M. Slezak, General Counsel

201 Willowbrook Boulevard • 7th Floor • Wayne, NJ  07470 • Phone (973) 872-5660 • Fax (973) 872-5650